[LETTERHEAD OF KILPATRICK STOCKTON LLP]

Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.KilpatrickStockton.com

March 12, 2010	direct dial 202 508 5817 direct fax 202 204 5632 ScBrown@KilpatrickStockton.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Fox Chase Bancorp, Inc.
Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for Fox Chase Bancorp, Inc., the proposed holding company for Fox Chase Bank, a federally-chartered stock savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. §202.3a in the amount of $14,646, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at 202-508-5817.

Very truly yours,

KILPATRICK STOCKTON LLP

/s/ Scott A. Brown
Scott A. Brown

Enclosures

cc:	Thomas M. Petro, Fox Chase Bancorp, Inc.
Jerry D. Holbrook, Fox Chase Bancorp, Inc.
Gary R. Bronstein, Kilpatrick Stockton, LLP